UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Annual and Extraordinary General Meetings

—

Rio de Janeiro, April 14, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that the Annual and Extraordinary General Meeting, held today, exclusively under the digital format analyzed and approved, by majority vote, the following:

ANNUAL GENERAL MEETING

I.       Assessing the Management’s accounts, examining, discussing and voting on the Management’s Report and the Company’s Financial Statements, with the report from the independent auditors and the Fiscal Council Report, for the fiscal year ended on December 31, 2020;

II.       Allocation of the Loss/Profit for the fiscal year of 2020;

III.       Election of five (5) members of the Fiscal Council and their substitutes as follows:

Elected by the Controlling Shareholder

Mrs. Agnes Maria de Aragão da Costa (holder) and Mr. Jairez Elói de Sousa Paulista (substitute);

Mr. Sérgio Henrique Lopes de Sousa (holder) and Mr. Alan Sampaio Santos (substitute);

Mr. José Franco Medeiros de Morais (holder) and Mrs. Gildenora Batista Dantas Milhomem (substitute).

Elected by Minority Shareholders Holders of Common Shares

Mrs. Patricia Valente Stierli (holder) and Mr. Robert Juenemann (substitute).

Elected by the Shareholders Holding Preferred Shares

Mrs. Michele da Silva Gonsales Torres (holder) and Mr. Antonio Emílio Bastos de Aguiar Freire (substitute).

IV.       Establishment of the remuneration of the administrators, members of the Fiscal Council and members of the Advisory Committees to the Board of Directors under the terms of the Federal Government vote, following the guidance of the Secretariat for Coordination and Governance of State Companies - SEST, with a global remuneration limit for the period between April 2021 and March 2022: up to R$ 47,059,396.55 to be paid to the management; up to R$1,235,599.05 to be paid to the Fiscal Council members; up to $ 2,471,198.03 to be paid to the Statutory Audit Committee; up to R$ 3,953,916.85 to be paid to the Conglomerate's Statutory Audit Committee; and up to R$ 1,976,958.43 to be paid to the other Statutory Advisory Committees of the Board of Directors.

EXTRAORDINARY GENERAL MEETING

I.	Merger of Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A (CDMPI) by Petróleo Brasileiro S.A – Petrobras to:

(1)	To ratify the contracting of MOREIRA ASSOCIADOS AUDITORES INDEPENDENTES (MOREIRA ASSOCIADOS) by Petrobras for the preparation of the Appraisal Report, at book value, of PDET's shareholders' equity, pursuant to paragraph 1 of article 227 of Law 6404, of December 15, 1976;

(2)	To approve the Appraisal Report prepared by MOREIRA for the appraisal, at book value, of CDMP’s shareholders' equity;

(3)	To approve, in all its terms and conditions, the Protocol and Justification of the Merger, executed between CDMPI and Petrobras on 02.24.2021;

(4)	To approve the merger of CDMPI by Petrobras, with its consequent extinction, without increasing the capital stock of Petrobras and;

(5)	To authorize Petrobras' Board of Executive Officers to perform all acts required to effect the merger and regularization of the situation of the Acquired Company and the Surviving Company before the competent bodies, as necessary.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer